THE AMERICAN ENERGY GROUP, LTD.

20 Nod Hill Road

Wilton, Connecticut 06897

(203) 222-7315

October 6, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:	American Energy Group, Ltd. Form 10-K for Fiscal Year Ended June 30, 2014 Filed October 14, 2014 File No. 0-26402

Dear Mr. Schwall:

The American Energy Group, Ltd. is in receipt of your letter dated August 4, 2015. This letter shall serve as our response to your comments. Please note our change of address as of October 1, 2015.

Form 10-K for the Fiscal Year Ended June 30, 2014 - Financial Statements

Note 1-Organization and Summary of Significant Accounting Policies, page F-8 and subnote h. Oil and Gas Sales Receivable and Revenue Recognition, page F-10

You have noted a lack of compatibility between the risk disclosure that there is no assurance of collectability and the recognition of the revenue based upon the premise that collection is reasonably assured. You have further instructed that if collectability is reasonably assured then any conflicting disclosure should be eliminated. You have also requested that an explanation be provided regarding (i) the manner in which the receivable will be collected given the level of counterparty opposition, (ii) reasons for delay in Sui Southern payments, and (iii) a timeline for resolution.

As stated in our prior response, our risk disclosure that collection could not be assured was made for the purpose of clarifying that collection was not a 100% certainty. Notwithstanding this clarification, at the time of the disclosure, collection was reasonably assured under SAB 104 because of the reasons stated, being (1) the existence of a non-appealable interim Order from the ICC Arbitration Tribunal directing payment to be made by Hycarbex to the Company; (2) the existence of sufficient monthly production revenues from the producing well to pay the obligation out of future production revenues; and (3) the securing of an injunction against Sui Southern Gas Company Limited prohibiting the release of the 18% proceeds to Hycarbex, thus freezing accruing funds in Sui Southern’s possession.

United States Securities and Exchange Commission

After the filing of the 10-K, several events have occurred which affect the status of the receivable and the manner in which it will be treated in the 2015 10-K. The most significant event was the ICC Arbitration Tribunal Award on April 15, 2015, which awarded 100% of the stock of Hycarbex to the Company, making Hycarbex a subsidiary of the Company. As a result of the Award, the receivable became an obligation between the subsidiary and its parent and cannot be carried further on the books of the Company. Prior to the April 15, 2015 Award but subsequent to the 2014 10-K filing, other events also occurred which impaired two (2) of the three (3) bases listed above supporting the SAB 104 reasonable assurance of collectability conclusion. First, the existing well encountered mechanical difficulties which substantially reduced its monthly productivity, including periods of non-production. Second, the Karachi High Court vacated the injunction against Sui Southern Gas Company Limited which permitted payment of the frozen funds to Hycarbex. The injunction against Sui Southern as a third party was viewed as premature by the Karachi Court, but the Company followed by obtaining an order in the Islamabad Court which directed Hycarbex to escrow the 18% funds received from Sui Southern. An additional subsequent event which occurred prior to the April 15, 2015 Award also impaired collectability. In early 2015, the prior management of Hycarbex effectively looted the Hycarbex bank accounts by making improper and illegal expenditures. The combination of these events made complete collectability unlikely notwithstanding the enforceable, interim Arbitration Tribunal Order referenced above.

With the re-establishment of a subsidiary-parent relationship due to the April 15, 2015 Award and given the additional events described above, the receivable must be written off. Management believes that the assets indirectly acquired through the award of 100% of the Hycarbex stock will exceed the value of the receivable.

You have noted the statement in the 2015 third quarter report that the American Energy Group, Ltd. is now the owner of the Hycarbex stock as a result of the April, 2015 Award of the ICC Arbitration Tribunal. You have requested a description of the assets and liabilities and its operations and how and when the Company will establish control over the business and commence the consolidation in the financial reporting.

Immediately subsequent to the April 15, 2015 Award, the Company’s President and CEO, Pierce Onthank, registered in the Country of domicile the director and officer changes for Hycarbex, while removing Iftikhar A. Zahid as the former director and president. Mr. Onthank travelled to Pakistan on two (2) occasions for extended periods. Mr. Onthank made the appropriate governmental filings necessary to register the changes in Hycarbex’s management with the Pakistan government and with Sui Southern Gas Company Limited. New bank accounts were also established in Pakistan. Mr. Onthank also established a new office location in Islamabad, Pakistan and assumed control of the desired members of the Hycarbex staff. Mr. Onthank’s efforts to secure the extensive books, records and data archives were obstructed by Iftikhar Zahid with a legal proceeding which sealed the old Hycarbex office, preventing access to the old office and these extensive books, records and data archives by either party. While Company’s Management has taken physical control of personnel, established a new office, established new bank accounts, and registered with the Government agencies in Pakistan and with Sui Southern Gas Company Limited as the sole contacts for the business, this litigation to obtain the inaccessible records is ongoing, thereby preventing an accurate estimate as to the time at which financial reporting will be consolidated. The inaccessibility of these records also prevents a current, accurate assessment of all of Hycarbex’s liabilities. Based upon Government records, Management is aware that the Hycarbex assets include working interests in five (5) large exploration blocks within Pakistan. These interests include: Block No. 2768-7 (Yasin), 673 square miles; Block No. 2667-8 (Zamzama North), 474 square miles; Block No. 3068-2 (Sanjawi), 871 square miles; Block No. 2466-8 (Karachi), 851 square miles; and Block No. 3371-13 (Peshawar), 960 square miles. Hycarbex is the registered owner of a 75% working interest in the Yasin Exploration Block, 95% working interest in the Karachi and Peshawar Exploration Blocks, 20% working interest in Zamzama North and Sanjawi Exploration Blocks, of which 10% is carried as to exploration costs with back-in rights to acquire an additional 10% working interest upon commercial discovery.

United States Securities and Exchange Commission

All communications and correspondence between Heritage Oil Limited and/or its new owners pertaining to the Sanjawi and Zamzama North exploration licenses would have been directed to Hycarbex, not the Company. Moreover, the records of such communications would be contained within the extensive records stored at the old Hycarbex office which are not currently accessible for the reasons described above. In addition to the information originally displayed on the Heritage Oil Limited website, the Company utilized information obtained from the public disclosures of Jura Energy Corporation, which trades on the Toronto Stock Exchange, from its website, www.juraenergy.com and information obtained in direct conversations between Mr. Onthank and Spud Energy Pty Limited management personnel. Jura’s affiliate, Spud Energy Pty Limited, owns a 27% working interest in the Sanjawi exploration license and a 24% interest in the Zamzama North exploration license.

In Jura Energy’s financials (for years 2013, 2012) which were available at the time of filing of the 2014 10-K, at Section 14.3, Jura Energy disclosed minimum capital commitments for the Sanjawi exploration license of $668,250 for 2014, $94,500 for 2015 and $1,755,000 for 2016, and for the Zamzama North exploration license of $1,224,000 for 2014. Additionally, in late 2013, Mr. Onthank met with Spud Energy’s manager of oil and gas operations in Islamabad, Pakistan and met with Spud Energy’s chief executive in United Arab Emirates to discuss future operations on the Sanjawi and Zamzama North licenses. These Jura financial commitments, together with the Spud Energy meetings and the Heritage website disclosures, supported the Company’s conclusions. Subsequent to the filing of the 2014 10-K, Mr. Onthank has had additional conversations with and personally met with members of Spud Energy’s management who have advised Mr. Onthank that a replacement operator may be selected in the near term due to Heritage’s apparent plans to develop other properties before addressing these two exploration licenses in Pakistan. Mr. Onthank will be exploring this operator replacement possibility further in his planned November trip to Pakistan. However, Company Management believes that an operator change (if any) would not negatively impact the value of the concessions and that Jura/Spud’s intentions with respect to the properties were consistent with management’s assessment that carrying value of the properties on the financial statement at June 30, 2014 were not impaired.

Sincerely, The American Energy Group, Ltd. /s/ R. Pierce Onthank R. Pierce Onthank, President and CEO